FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated May 2, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change ,

➢

Oromin Explorations Ltd. – News Release dated May 5, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change,

➢

Oromin Explorations Ltd. – News Release dated May 14, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change,

➢

Oromin Explorations Ltd. – Notice of Annual and Special Meeting.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 20, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 20, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 2, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OFFICIAL DECREE AUTHORIZES SANTA ROSA OIL PROJECT

Oromin Explorations Ltd. is pleased to report that the exploration rights for its Santa Rosa oil and gas project in the Province of Mendoza, Argentina have now been formally authorized.  The Government of Mendoza has issued Decree # 1018/2008.  This decree grants Oromin’s Argentina subsidiary the Permit to Explore and eventually a Concession to Exploit hydrocarbons in the CC y B-9 (Cuenca Cuyana & Bolsones 9) Santa Rosa Block.

Receipt of this formal decree now clears the way for the Company commencing exploration for petroleum on the Santa Rosa Block.  The Santa Rosa Block has an area of 7,694 square kilometres with approximately 300 square kilometres being the area of greatest exploration interest.  It covers a large, untested, shallow dome structure (less than 1,200 metres target depth) that is defined by four surrounding seismic lines on a regional grid.  The Santa Rosa Block is located within the Cuyana Basin which has produced over 940 million barrels of oil and has an established infrastructure of pipelines, a refinery and an experienced oil industry work force.  Preparation of a 51-101 report on the Santa Rosa Block by an independent consultant is now underway.

Otto Energy Limited has a Letter of Intent with the Company which enables it to earn up to a 41.24% working interest by the expenditure of up to US$2,297,381.

Norman Haimila, Ph.D, director and VP Explorations-Petroleum, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of A.I.P.G. and A.A.P.G.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 6, 2008

Item 3.

Press Release

May 2, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Official Decree Authorizes Santa Rosa Oil Project.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 6th day of May, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 2, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OFFICIAL DECREE AUTHORIZES SANTA ROSA OIL PROJECT

Oromin Explorations Ltd. is pleased to report that the exploration rights for its Santa Rosa oil and gas project in the Province of Mendoza, Argentina have now been formally authorized.  The Government of Mendoza has issued Decree # 1018/2008.  This decree grants Oromin’s Argentina subsidiary the Permit to Explore and eventually a Concession to Exploit hydrocarbons in the CC y B-9 (Cuenca Cuyana & Bolsones 9) Santa Rosa Block.

Receipt of this formal decree now clears the way for the Company commencing exploration for petroleum on the Santa Rosa Block.  The Santa Rosa Block has an area of 7,694 square kilometres with approximately 300 square kilometres being the area of greatest exploration interest.  It covers a large, untested, shallow dome structure (less than 1,200 metres target depth) that is defined by four surrounding seismic lines on a regional grid.  The Santa Rosa Block is located within the Cuyana Basin which has produced over 940 million barrels of oil and has an established infrastructure of pipelines, a refinery and an experienced oil industry work force.  Preparation of a 51-101 report on the Santa Rosa Block by an independent consultant is now underway.

Otto Energy Limited has a Letter of Intent with the Company which enables it to earn up to a 41.24% working interest by the expenditure of up to US$2,297,381.

Norman Haimila, Ph.D, director and VP Explorations-Petroleum, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of A.I.P.G. and A.A.P.G.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 5 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXCELLENT DRILLING RESULTS CONTINUE AT SABODALA

SIX DRILLS INCREASE PACE OF 140,000 METRE 2008 RESOURCE DRILLING PROGRAM.

HIGHLIGHTS

➢

LATEST DRILLING RESULTS CONTINUE TO EXPAND MINERALIZATION AT GOLOUMA SOUTH, GOLOUMA WEST AND MASATO INCLUDING:

o

5 metres of 12.62 g/t gold in RC-265 at Golouma South

o

6 metres of 13.08  g/t gold in RC-268 at Golouma South

o

9 metres of 6.58 g/t gold in RC-240 at Golouma West

o

11 metres of 8.15 g/t gold in RC-241 at Golouma West

o

20 metres of 3.30 g/t gold in RC-208  at Masato

o

10 metres of 5.83 g/t gold in RC-232 at Masato

➢

INITIAL NI 43-101 COMPLIANT MINERAL RESOURCE ESTIMATE BY SRK SCHEDULED FOR END OF MAY

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.  SRK Consulting (Canada) Inc. are undertaking a NI 43-101compliant inferred mineral resource estimate for these three deposits scheduled for completion at the end of May.

Currently, six drill rigs are involved in the aggressive drilling activities at Sabodala to accelerate the pace of Oromin’s 140,000 metre 2008 drilling program focused on resource definition and delineation of Sabodala Exploration concession’s numerous gold zones and deposits.  Drilling will be directed at both known and newly outlined gold deposits at depth and along trend, as well as initial evaluation of all remaining significant targets established within the concession.  Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Exploration Licence.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South gold deposit is centred within a 3-kilometre northeast trending gold geochemical anomaly that flanks the southeast side of the extensive Golouma gold geochemical complex of anomalies.

Our reverse circulation and diamond core drilling results continue to expand mineralization, now successfully drilled over a 1,065 metre strike extent, which ranges from the southernmost hole RC-265, which returned 12.62 g/t gold over 5 metres, to the Golouma Northeast portion of the deposit where RC-268 returned 7.40 g/t gold over 5 metres and 13.08 g/t gold over 6 metres.  Resource drilling at 40 and 20-metre centres has concentrated along 450 metres of the “main zone” area located between 3+75S and 0+75N.  Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-245	44	2	37.31
RC-265	106	5	12.62
RC-268 and	159 167	5 6	7.40 13.08
RC-236EXT	245	4	5.58

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions.  Oromin is drilling this deposit on 40-metre, and locally 20-metre centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization.  Grade and thickness correlations continue to be excellent  both along strike as well as to depth, as exemplified by RC-228 which returned a 13-metre interval grading 3.25 g/t gold contained within a much broader mineralized interval of 1.91 g/t gold over 35 metres from 269-304 metres.  These results compare favourably with previously released core holes, DH-169 (3.49 g/t gold over 13 metres from 277-290 metres), DH-180 (4.97 g/t gold over 6 metres from 245-251 metres and 1.65 g/t gold over 16 metres from 270-286 metres) and DH-181 (2.26 g/t gold over 16 metres from 306-322 metres). DH-169, 180 and 181 are the deepest holes for which results are available in the central portion of the deposit.  An additional tier of deeper holes is now underway to test the down-dip and down-plunge extension to these encouraging results.    Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-219	96	11	2.08
RC-240	35	9	6.58
RC-241	16	11	8.15
RC-243	167	8	5.42
DH-210	28	6	5.55
DH-213	91	6	20.88
DH-214	29	3	18.20
RC-222EXT	103	10	3.18
RC-224EXT and	137 157	7 5	6.19 28.39
RC-228EXT	269	13	3.25

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and by surface trenching.  It is located 1.2 kilometres due east of MDL’s gold deposit (2.01 million ounces of measured and indicated resources at 2.2 g/t gold) that is being readied for production in the fourth quarter of 2008.  (See MDL’s April 18, 2008 news release).

The Masato deposit trends northeast and dips moderately steeply to the west. It is currently being shallow drilled (up to -200 metre depth) on 40-metre and locally 20-metre centres over a 1.42 kilometre strike extent – as  defined by new drill holes RC-208 and 209 on line 3+00S and DH-279 and 280 on line 11+20N – and remains open in both directions.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-208 Incl. and	162 164 193	43 20 10	2.18 3.30 2.07
RC-209 and	74 135	16 19	2.31 2.86
RC-231 Incl.	88 95	41 20	1.86 2.59
RC-232	83	10	5.83
RC-238	48	17	1.67
RC-276	72	5	2.61
RC-280	81	8	2.16
RC-284 and Incl.	83 160 176	13 27 11	1.62 1.27 1.88

OTHER GOLD TARGETS

In addition to the Niakafiri Southwest target, other significant gold targets to be drill-tested during 2008 include the following, each of which returned excellent initial trench results which are similar to the initial trench results at Golouma prior to Oromin’s early drilling success there.

arget	Interval (m)	Gold (g/t)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-245	3+755	2801N/4951E	110/-60	44-46 Incl.44-45	2 1	37.31 67.90
RC-246	3+755	2822N/4893E	110/-55	164-166	2	2.58
RC-261	4+555	2752N/4871E	110/-60	81-84	3	4.55
RC-265	5+355	2694N/4816E	110/-60	106-111 Incl.107-108 117-119	5 1 2	12.62 49.21 7.16
RC-267	5+30N	3568N/5486E	030/-60	61-64	3	1.50
RC-268	5+30N	3568N/5486E	030/-68	153-156 159-164 Incl.160-161 167-173 Incl.167-170	3 5 1 6 3	5.00 7.40 29.25 13.08 23.75
DH-212	1+60N	3240N/5330E	110/-70	45-46	1	114.4
RC-235EXT	1+60S	2974N/4989E	110/-65	195-198	3	3.65
RC-236EXT	2+00S	3025N/4973E	110/-65	245-249	4	5.58

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-219	5+60W	3592N/4491E	015/-60	96-107	11	2.08
RC-220	3+00W	3501N/4743E	015/-65	5-7 8-9 187-192	2 1 5	3.11 3.91 2.58
RC-229	3+00W	3534N/4746E	015/-65	99-109 113-119	10 6	2.25 2.61
RC-240	2+60W	3581N/4806E	015/-50	24-29 35-44 Incl.41-43	5 9 2	1.87 6.58 19.23
RC-241	1+40W	3407N/4888E	015/-60	5-9 16-27 Incl.21-22 38-40	4 11 1 2	2.83 8.15 68.48 8.23
RC-242	1+40W	3369N/4875E	015/-60	69-71 74-84 Incl.75-79 114-115	2 10 4 1	2.46 1.38 2.00 15.74
RC-243	1+40W	3296N/4854E	015/-60	146-150 167-175 Incl.173-174	4 8 1	3.53 5.42 18.24
DH-210	4+00W	3585N/4661E	015/-60	28-34 Incl.31-32	6 1	5.55 17.01
DH-213	3+60W	3545N/4683E	015/-55	56-60 61-76 Incl.72-76 91-97 Incl.91-96 and 96-97	4 15 4 6 5 1	1.67 1.59 2.32 20.88 2.54 112.60

Golouma West Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-214	6+00W	3587N/4448E	015/-45	29-32	3	18.20
DH-217	5+60W	3609N/4495E	015/-45	49-56 Incl.53-56	7 3	1.56 2.77
DH-220	5+80W	3592N/4470E	015/-50	20-25	5	1.10
DH-222	2+60W	3433N/4771E	015/-60	76-81	5	1.92
RC-213EXT	4+20W	3472N/4603E	012/-71	228-231	3	3.51
RC-222EXT	5+40W	3581N/4520E	015/-60	103-113 Incl.104-107 116-118	10 3 2	3.18 8.04 3.88
RC-224EXT	3+60W	3415N/4675E	015/-60	137-144 Incl.137-138 157-162 Incl.158-159	7 1 5 1	6.19 30.93 28.39 127.40
RC-226EXT	4+60W	3481N/4567E	015/-60	202-209 220-238 Incl.227-230	7 18 3	2.09 1.48 3.17
RC-228EXT	4+60W	3445N/4556E	015/-60	269-282 Incl.272-275 285-292 300-304	13 3 7 4	3.25 5.78 1.82 1.43

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-208	3+00S	59190N/4459E	110/-65	100-113 162-205 Incl.164-184 and 165-171 Incl.193-203 and 194-196	13 43 20 6 10 2	1.17 2.18 3.30 6.57 2.07 6.60
RC-209	3+00S	59190N/4461E	110/-50	71-95 Incl.74-90 and 76-80 135-154 Incl.136-148 and 139-143	24 16 4 19 12 4	1.65 2.31 6.09 2.86 4.18 8.16
RC-230	1+40N	59636N/4526E	110/-65	73-84 119-124	11 5	1.15 1.43
RC-231	2+20N	59706N/4565E	110/-65	88-129 Incl.88-93 Incl.95-115 and 105-109 119-125	41 5 20 4 6	1.86 1.72 2.59 8.26 2.06
RC-232	1+80N	59672N/4544E	110/-65	83-93 Incl.86-87 98-122 Incl.98-103 Incl.109-121	10 1 24 5 12	5.83 30.38 1.38 1.65 1.86

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-233	9+20N	60340N/4783E	095/-50	106-112 133-141	6 8	1.21 1.70
RC-234	3+40N	59824N/4618E	110/-50	77-79 120-124 146-150	2 4 4	3.74 2.30 1.05
RC-237	3+40N	59814N/4650E	110/-50	81-94 Incl.85-86	13 1	1.51 6.31
RC-238	3+40N	59801N/4687E	110/-50	41-66 Incl.48-65 and 55-59	25 17 4	1.26 1.67 3.05
RC-251	3+80N	59865N/4625E	110/-50	116-130 Incl.118-124 Incl.127-130	14 6 3	1.02 1.34 1.74
RC-252	4+20N	59902N/4639E	110/-50	81-92 Incl.81-86 104-113	11 5 9	1.34 2.18 1.28
RC-254	2+60N	59747N/4579E	110/-50	119-125 Incl.123-124	6 1	1.73 6.07
RC-255	3+00N	59760N/4679E	110/-50	32-48 Incl.42-48	16 6	1.17 2.31
RC-256	4+20N	59862N/4752E	110/-50	26-32	6	1.08
RC-276	10+80N	60531N/4863E	095/-50	72-77	5	2.61
RC-278	10+80N	60531N/4903E	095/-50	25-28 37-41	3 4	3.39 2.28
RC-279	11+20N	60571N/4863E	095/-50	73-83 Incl.78-82	10 4	1.78 2.70
RC-280	11+20N	60571N/4863E	095/-65	81-89 Incl.86-87	8 1	2.16 6.07
RC-283	9+40N	60405N/4785E	095/-50	79-85 126-130 146-153 157-174 Incl.158-161 Incl.163-170	6 4 7 17 3 7	1.46 1.54 1.16 1.21 2.29 1.48
RC-284	9+40N	60405N/4785E	095/-65	83-96 160-187 Incl.162-166 Incl.176-187 and 177-180	13 27 4 11 3	1.62 1.27 1.60 1.88 2.83
DH-207	8+20N	60227N/4860E	095/-50	44-54 Incl.47-50 64-71 Incl.66-70	10 3 7 4	2.02 4.21 1.12 1.59

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 6, 2008

Item 3.

Press Release

May 5, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 6th day of May, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 5 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXCELLENT DRILLING RESULTS CONTINUE AT SABODALA

SIX DRILLS INCREASE PACE OF 140,000 METRE 2008 RESOURCE DRILLING PROGRAM.

HIGHLIGHTS

➢

LATEST DRILLING RESULTS CONTINUE TO EXPAND MINERALIZATION AT GOLOUMA SOUTH, GOLOUMA WEST AND MASATO INCLUDING:

o

5 metres of 12.62 g/t gold in RC-265 at Golouma South

o

6 metres of 13.08  g/t gold in RC-268 at Golouma South

o

9 metres of 6.58 g/t gold in RC-240 at Golouma West

o

11 metres of 8.15 g/t gold in RC-241 at Golouma West

o

20 metres of 3.30 g/t gold in RC-208  at Masato

o

10 metres of 5.83 g/t gold in RC-232 at Masato

➢

INITIAL NI 43-101 COMPLIANT MINERAL RESOURCE ESTIMATE BY SRK SCHEDULED FOR END OF MAY

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.  SRK Consulting (Canada) Inc. are undertaking a NI 43-101compliant inferred mineral resource estimate for these three deposits scheduled for completion at the end of May.

Currently, six drill rigs are involved in the aggressive drilling activities at Sabodala to accelerate the pace of Oromin’s 140,000 metre 2008 drilling program focused on resource definition and delineation of Sabodala Exploration concession’s numerous gold zones and deposits.  Drilling will be directed at both known and newly outlined gold deposits at depth and along trend, as well as initial evaluation of all remaining significant targets established within the concession.  Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Exploration Licence.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South gold deposit is centred within a 3-kilometre northeast trending gold geochemical anomaly that flanks the southeast side of the extensive Golouma gold geochemical complex of anomalies.

Our reverse circulation and diamond core drilling results continue to expand mineralization, now successfully drilled over a 1,065 metre strike extent, which ranges from the southernmost hole RC-265, which returned 12.62 g/t gold over 5 metres, to the Golouma Northeast portion of the deposit where RC-268 returned 7.40 g/t gold over 5 metres and 13.08 g/t gold over 6 metres.  Resource drilling at 40 and 20-metre centres has concentrated along 450 metres of the “main zone” area located between 3+75S and 0+75N.  Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-245	44	2	37.31
RC-265	106	5	12.62
RC-268 and	159 167	5 6	7.40 13.08
RC-236EXT	245	4	5.58

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions.  Oromin is drilling this deposit on 40-metre, and locally 20-metre centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization.  Grade and thickness correlations continue to be excellent  both along strike as well as to depth, as exemplified by RC-228 which returned a 13-metre interval grading 3.25 g/t gold contained within a much broader mineralized interval of 1.91 g/t gold over 35 metres from 269-304 metres.  These results compare favourably with previously released core holes, DH-169 (3.49 g/t gold over 13 metres from 277-290 metres), DH-180 (4.97 g/t gold over 6 metres from 245-251 metres and 1.65 g/t gold over 16 metres from 270-286 metres) and DH-181 (2.26 g/t gold over 16 metres from 306-322 metres). DH-169, 180 and 181 are the deepest holes for which results are available in the central portion of the deposit.  An additional tier of deeper holes is now underway to test the down-dip and down-plunge extension to these encouraging results.    Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-219	96	11	2.08
RC-240	35	9	6.58
RC-241	16	11	8.15
RC-243	167	8	5.42
DH-210	28	6	5.55
DH-213	91	6	20.88
DH-214	29	3	18.20
RC-222EXT	103	10	3.18
RC-224EXT and	137 157	7 5	6.19 28.39
RC-228EXT	269	13	3.25

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and by surface trenching.  It is located 1.2 kilometres due east of MDL’s gold deposit (2.01 million ounces of measured and indicated resources at 2.2 g/t gold) that is being readied for production in the fourth quarter of 2008.  (See MDL’s April 18, 2008 news release).

The Masato deposit trends northeast and dips moderately steeply to the west. It is currently being shallow drilled (up to -200 metre depth) on 40-metre and locally 20-metre centres over a 1.42 kilometre strike extent – as  defined by new drill holes RC-208 and 209 on line 3+00S and DH-279 and 280 on line 11+20N – and remains open in both directions.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-208 Incl. and	162 164 193	43 20 10	2.18 3.30 2.07
RC-209 and	74 135	16 19	2.31 2.86
RC-231 Incl.	88 95	41 20	1.86 2.59
RC-232	83	10	5.83
RC-238	48	17	1.67
RC-276	72	5	2.61
RC-280	81	8	2.16
RC-284 and Incl.	83 160 176	13 27 11	1.62 1.27 1.88

OTHER GOLD TARGETS

In addition to the Niakafiri Southwest target, other significant gold targets to be drill-tested during 2008 include the following, each of which returned excellent initial trench results which are similar to the initial trench results at Golouma prior to Oromin’s early drilling success there.

arget	Interval (m)	Gold (g/t)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-245	3+755	2801N/4951E	110/-60	44-46 Incl.44-45	2 1	37.31 67.90
RC-246	3+755	2822N/4893E	110/-55	164-166	2	2.58
RC-261	4+555	2752N/4871E	110/-60	81-84	3	4.55
RC-265	5+355	2694N/4816E	110/-60	106-111 Incl.107-108 117-119	5 1 2	12.62 49.21 7.16
RC-267	5+30N	3568N/5486E	030/-60	61-64	3	1.50
RC-268	5+30N	3568N/5486E	030/-68	153-156 159-164 Incl.160-161 167-173 Incl.167-170	3 5 1 6 3	5.00 7.40 29.25 13.08 23.75
DH-212	1+60N	3240N/5330E	110/-70	45-46	1	114.4
RC-235EXT	1+60S	2974N/4989E	110/-65	195-198	3	3.65
RC-236EXT	2+00S	3025N/4973E	110/-65	245-249	4	5.58

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-219	5+60W	3592N/4491E	015/-60	96-107	11	2.08
RC-220	3+00W	3501N/4743E	015/-65	5-7 8-9 187-192	2 1 5	3.11 3.91 2.58
RC-229	3+00W	3534N/4746E	015/-65	99-109 113-119	10 6	2.25 2.61
RC-240	2+60W	3581N/4806E	015/-50	24-29 35-44 Incl.41-43	5 9 2	1.87 6.58 19.23
RC-241	1+40W	3407N/4888E	015/-60	5-9 16-27 Incl.21-22 38-40	4 11 1 2	2.83 8.15 68.48 8.23
RC-242	1+40W	3369N/4875E	015/-60	69-71 74-84 Incl.75-79 114-115	2 10 4 1	2.46 1.38 2.00 15.74
RC-243	1+40W	3296N/4854E	015/-60	146-150 167-175 Incl.173-174	4 8 1	3.53 5.42 18.24
DH-210	4+00W	3585N/4661E	015/-60	28-34 Incl.31-32	6 1	5.55 17.01
DH-213	3+60W	3545N/4683E	015/-55	56-60 61-76 Incl.72-76 91-97 Incl.91-96 and 96-97	4 15 4 6 5 1	1.67 1.59 2.32 20.88 2.54 112.60

Golouma West Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-214	6+00W	3587N/4448E	015/-45	29-32	3	18.20
DH-217	5+60W	3609N/4495E	015/-45	49-56 Incl.53-56	7 3	1.56 2.77
DH-220	5+80W	3592N/4470E	015/-50	20-25	5	1.10
DH-222	2+60W	3433N/4771E	015/-60	76-81	5	1.92
RC-213EXT	4+20W	3472N/4603E	012/-71	228-231	3	3.51
RC-222EXT	5+40W	3581N/4520E	015/-60	103-113 Incl.104-107 116-118	10 3 2	3.18 8.04 3.88
RC-224EXT	3+60W	3415N/4675E	015/-60	137-144 Incl.137-138 157-162 Incl.158-159	7 1 5 1	6.19 30.93 28.39 127.40
RC-226EXT	4+60W	3481N/4567E	015/-60	202-209 220-238 Incl.227-230	7 18 3	2.09 1.48 3.17
RC-228EXT	4+60W	3445N/4556E	015/-60	269-282 Incl.272-275 285-292 300-304	13 3 7 4	3.25 5.78 1.82 1.43

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-208	3+00S	59190N/4459E	110/-65	100-113 162-205 Incl.164-184 and 165-171 Incl.193-203 and 194-196	13 43 20 6 10 2	1.17 2.18 3.30 6.57 2.07 6.60
RC-209	3+00S	59190N/4461E	110/-50	71-95 Incl.74-90 and 76-80 135-154 Incl.136-148 and 139-143	24 16 4 19 12 4	1.65 2.31 6.09 2.86 4.18 8.16
RC-230	1+40N	59636N/4526E	110/-65	73-84 119-124	11 5	1.15 1.43
RC-231	2+20N	59706N/4565E	110/-65	88-129 Incl.88-93 Incl.95-115 and 105-109 119-125	41 5 20 4 6	1.86 1.72 2.59 8.26 2.06
RC-232	1+80N	59672N/4544E	110/-65	83-93 Incl.86-87 98-122 Incl.98-103 Incl.109-121	10 1 24 5 12	5.83 30.38 1.38 1.65 1.86

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-233	9+20N	60340N/4783E	095/-50	106-112 133-141	6 8	1.21 1.70
RC-234	3+40N	59824N/4618E	110/-50	77-79 120-124 146-150	2 4 4	3.74 2.30 1.05
RC-237	3+40N	59814N/4650E	110/-50	81-94 Incl.85-86	13 1	1.51 6.31
RC-238	3+40N	59801N/4687E	110/-50	41-66 Incl.48-65 and 55-59	25 17 4	1.26 1.67 3.05
RC-251	3+80N	59865N/4625E	110/-50	116-130 Incl.118-124 Incl.127-130	14 6 3	1.02 1.34 1.74
RC-252	4+20N	59902N/4639E	110/-50	81-92 Incl.81-86 104-113	11 5 9	1.34 2.18 1.28
RC-254	2+60N	59747N/4579E	110/-50	119-125 Incl.123-124	6 1	1.73 6.07
RC-255	3+00N	59760N/4679E	110/-50	32-48 Incl.42-48	16 6	1.17 2.31
RC-256	4+20N	59862N/4752E	110/-50	26-32	6	1.08
RC-276	10+80N	60531N/4863E	095/-50	72-77	5	2.61
RC-278	10+80N	60531N/4903E	095/-50	25-28 37-41	3 4	3.39 2.28
RC-279	11+20N	60571N/4863E	095/-50	73-83 Incl.78-82	10 4	1.78 2.70
RC-280	11+20N	60571N/4863E	095/-65	81-89 Incl.86-87	8 1	2.16 6.07
RC-283	9+40N	60405N/4785E	095/-50	79-85 126-130 146-153 157-174 Incl.158-161 Incl.163-170	6 4 7 17 3 7	1.46 1.54 1.16 1.21 2.29 1.48
RC-284	9+40N	60405N/4785E	095/-65	83-96 160-187 Incl.162-166 Incl.176-187 and 177-180	13 27 4 11 3	1.62 1.27 1.60 1.88 2.83
DH-207	8+20N	60227N/4860E	095/-50	44-54 Incl.47-50 64-71 Incl.66-70	10 3 7 4	2.02 4.21 1.12 1.59

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 14 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

UPDATE ON SRK RESOURCE STUDY AND SANTA ROSA PROSPECT

Oromin Explorations Ltd. (“Oromin”) has been informed by SRK Consulting (Canada) (“SRK”) that due to continuing industry-wide delays and data backlog, the resource study results for the Sabodala Gold Project in Senegal, West Africa, previously scheduled for the end of May will now be completed by the end of June.  For example, in excess of 100 drill holes have been drilled at the Masato deposit and publicly released since the original cut-off for the Masato mineral resource estimation, and this Masato data still requires input into the SRK study.  These drill holes will contribute significantly to the current definition of the Masato deposit.  SRK is undertaking a NI 43-101 compliant inferred mineral resource estimate including preliminary metallurgical test results for three of the gold deposits at Sabodala – Golouma South, Golouma West and Masato.  Oromin is the operator of the Sabodala Gold Project, held by Oromin Joint Venture Group Limited.

Oromin is continuing extension drilling on all three deposits – both along trend and to depth.  In addition, we  have started initial drill testing of  numerous other significant targets.  Drilling has begun on the Goumbati and Sabodala North targets, and will begin at the Sekoto target by May 18th, followed by the Niakafiri and Maki Medina targets.

At Oromin’s 100% owned Santa Rosa oil prospect in Argentina, the company is formulating a detailed exploration program focused on its 220 km2 shallow dome structure.  This prospect is located within a large 7,694 km2 concession in the oil prolific Cuyana Basin in the Province of Mendoza.  Oromin acquired the final permit to proceed with exploration and development on May 2nd.  The plan is to start drilling as soon as practical within the next 12 months.  Otto Energy Limited has an option to earn up to 41.24 % interest in the property by expending US$2,297,381.

In addition, Oromin announces that it has granted stock options to consultants, directors and officers entitling the purchase of up to 250,000 shares of Oromin under its Stock Option Plan.  The options are exercisable at a price of $3.00 per share until May 14, 2013.  The grant of these options is subject to regulatory approval.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE

ADEQUACY AND ACCURACY OF THIS RELEASE.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 15, 2008

Item 3.

Press Release

May 14, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Update on the Issuer’s Santa Rosa prospect and on resource study of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of May, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 14 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

UPDATE ON SRK RESOURCE STUDY AND SANTA ROSA PROSPECT

Oromin Explorations Ltd. (“Oromin”) has been informed by SRK Consulting (Canada) (“SRK”) that due to continuing industry-wide delays and data backlog, the resource study results for the Sabodala Gold Project in Senegal, West Africa, previously scheduled for the end of May will now be completed by the end of June.  For example, in excess of 100 drill holes have been drilled at the Masato deposit and publicly released since the original cut-off for the Masato mineral resource estimation, and this Masato data still requires input into the SRK study.  These drill holes will contribute significantly to the current definition of the Masato deposit.  SRK is undertaking a NI 43-101 compliant inferred mineral resource estimate including preliminary metallurgical test results for three of the gold deposits at Sabodala – Golouma South, Golouma West and Masato.  Oromin is the operator of the Sabodala Gold Project, held by Oromin Joint Venture Group Limited.

Oromin is continuing extension drilling on all three deposits – both along trend and to depth.  In addition, we  have started initial drill testing of  numerous other significant targets.  Drilling has begun on the Goumbati and Sabodala North targets, and will begin at the Sekoto target by May 18th, followed by the Niakafiri and Maki Medina targets.

At Oromin’s 100% owned Santa Rosa oil prospect in Argentina, the company is formulating a detailed exploration program focused on its 220 km2 shallow dome structure.  This prospect is located within a large 7,694 km2 concession in the oil prolific Cuyana Basin in the Province of Mendoza.  Oromin acquired the final permit to proceed with exploration and development on May 2nd.  The plan is to start drilling as soon as practical within the next 12 months.  Otto Energy Limited has an option to earn up to 41.24 % interest in the property by expending US$2,297,381.

In addition, Oromin announces that it has granted stock options to consultants, directors and officers entitling the purchase of up to 250,000 shares of Oromin under its Stock Option Plan.  The options are exercisable at a price of $3.00 per share until May 14, 2013.  The grant of these options is subject to regulatory approval.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE

ADEQUACY AND ACCURACY OF THIS RELEASE.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

May 21, 2008

To:	All Applicable Securities Commissions	“VIA SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual and Special Meeting

We advise that the directors of the Company have fixed the record and meeting date for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual and Special Meeting
2.	Class of Securities Entitled to Receive Notice	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 17, 2008
7.	Record Date for Voting	:	June 17, 2008
8.	Beneficial Ownership Determination Date	:	June 17, 2008
9.	Meeting Date	:	July 29, 2008
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Mita Garcia, Computershare Investor Services Inc.

Peter McArthur, Miller Thomson

David Harris, Davidson & Company, Chartered Accountants

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart